Upon notice duly given, a special meeting of shareholders of Calvert Short-Term Government Fund (the "Fund") was held on December 8, 2010, for the purpose of voting on the merger of the Fund into Calvert Government Fund, another series of The Calvert Fund. With regard to the item being voted, the merger was approved on April 15, 2011, with the following votes:

Affirmative:	471,379.668
Against:	1,088.799
Abstain:	38.285